Prospectus Supplement

John Hancock Tax-Advantaged Global Shareholder Yield Fund (the fund)

Supplement dated August 6, 2021 to the current Prospectus, as may be supplemented (the Prospectus)

At a meeting held on June 22-24, 2021, the fund’s Board of Trustees approved an advisory fee reduction. As a result, effective August 6, 2021, the table of the fund’s expenses and the “Example” table in the “Summary of Fund Expenses” section is revised and restated as follows:

Shareholder Transaction Expenses
Sales load (as a percentage of offering price) [1]	1.00%
Offering expenses (as a percentage of offering price) [2]	0.77%
Dividend Reinvestment Plan fees [3]	None

Annual Expenses (Percentage of Net Assets Attributable to Common Shares)
Management fees [4]	0.90%
Other expenses	0.37%
Total Annual Expenses	1.27%
Contractual expense reimbursement [5]	(0.01)%
Total annual fund operating expenses after expense reimbursements	1.26%

1	Represents the estimated commission with respect to the Common Shares being sold in this offering. There is no guarantee that there will be any sales of the Common Shares pursuant to this Prospectus Supplement and the accompanying Prospectus. Actual sales of the Common Shares under this Prospectus Supplement and the accompanying Prospectus, if any, may be less than as set forth under “Capitalization” below. In addition, the price per share of any such sale may be greater or less than the price set forth under “Capitalization” below, depending on market price of the Common Shares at the time of any such sale.
2	Offering costs charged upon sale of the shares, based on the last reported sale price on February 16, 2021.
3	Participants in the Fund’s dividend reinvestment plan do not pay brokerage charges with respect to Common Shares issued directly by the Fund. However, whenever Common Shares are purchased or sold on the NYSE or otherwise on the open market, each participant will pay a pro rata portion of brokerage trading fees, currently $0.05 per share purchased or sold. Brokerage trading fees will be deducted from amounts to be invested. Shareholders participating in the Plan may buy additional Common Shares of the Fund through the Plan at any time and will be charged a $5 transaction fee plus $0.05 per share brokerage trading fee for each order. See “Distribution Policy” and “Dividend Reinvestment Plan” in the accompanying Prospectus.
4	“Management fee” has been restated to reflect the contractual management fee schedule effective August 6, 2021. See “Management of the Fund—The Advisor” in the accompanying Prospectus.
5	The Advisor contractually agrees to waive a portion of its management fee and/or reimburse expenses for the Fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent fiscal year, the Fund’s reimbursement amounted to 0.01% of the Fund’s average daily net assets. This agreement expires on July 31, 2023, unless renewed by mutual agreement of the Fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

EXAMPLE

The following example illustrates the expenses that Common Shareholders would pay on a $1,000 investment in Common Shares, assuming (i) total annual expenses set forth above, including any reimbursements through their current expiration date; (ii) sales load of 1.00%, (iii) offering expenses of 0.77%; (iv) a 5% annual return; and (v) all distributions are reinvested at NAV:

	1 Year	3 Years	5 Years	10 Years
Total Expenses	$ 30	$ 57	$ 86	$ 168

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.

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